UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐     Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

BHP Group Plc Proxy Form for General Meeting
Please note that this proxy form is not a summary of the proposals contained in the Notice of BHP Group Plc General Meeting or of any of the other documents mentioned below and is not a substitute for reading those documents. Shareholders should read the Shareholder Circular, the Notice of Plc General Meeting contained within it (which includes the full text of the five resolutions to be voted on) and this proxy form in full before taking a decision.
Information online
The Shareholder Circular, Notice of Plc General Meeting and Prospectus are now available online at www.bhp.com/unify.
You will receive copies of the Shareholder Circular and Notice of Plc General Meeting by post only if you have specifically requested them or if you have recently become a shareholder and have yet to specify your communication preference. Otherwise under the UK Companies Act, you are deemed to have agreed to view these documents online.
Should you wish at any time to resume receiving shareholder communications by post, free of charge, please write to our Registrar at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom.
Vote online
You can also vote online via eproxyappointment.com or use BHP’s mobile voting service for smartphones.
Please see enclosed instructions for more details. If you hold shares through CREST you may appoint a proxy or proxies via the CREST electronic appointment service. Full details of how to lodge a proxy are attached. To be counted, proxies must be received by 10.30am (GMT) on Tuesday 18 January 2022 (or in the case of an adjourned meeting not later than 48 hours (excluding any part of a day that is not a working day) prior to the time and date set for the adjourned meeting).

BHP Group Plc
Registered in England and Wales Number 3196209
Proxy Form for Plc General Meeting
All correspondence to:
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY
United Kingdom Telephone: +44 (0)344 472 7001 Facsimile: +44 (0)370 703 6322
LODGEMENT OF YOUR PROXY
To be valid, this proxy form must be received by 10.30am (GMT) on Tuesday 18 January 2022. This proxy form cannot be handed to the Chair of the Plc General Meeting nor can it be emailed the day of the Plc General Meeting.
Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting.
How to complete this proxy form
All capitalised but undefined terms used in this proxy form shall have the meaning as set out in the circular of BHP Group Plc relating to the unification of the BHP Group (the “Shareholder Circular”). Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights to attend, speak and vote on their behalf. If you wish to appoint a person other than the Chair of the Plc General Meeting, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account).
Appointment of additional proxies
You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.
Directing your proxy how to vote
If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Vote Withheld” box for each resolution. The “Vote Withheld” option is provided to enable you to withhold your vote on any particular resolution. However, it should be noted that a “Vote Withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “For” and “Against” a resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote or withhold the vote as he or she thinks fit.
CREST electronic proxy appointment service
To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later than 10:30am (GMT) on Tuesday 18 January 2022 (or in the case of an adjourned meeting not later than 48 hours (excluding any part of a day that is not a working day) prior to the time and date set for the adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. BHP Group Plc may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Signing instructions
You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney.
Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in BHP Group Plc’s Share Register.
Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form. Companies: Where the holding is in the name of a company, then this form must be given under the common seal of the company or executed in a manner having the same effect, or under the hand of an authorised officer or attorney who has not received any notice of revocation of that authority. As an alternative to appointing a proxy, any shareholder of BHP Group Plc which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.
Electronic proxy lodgement: To appoint a proxy electronically go to eproxyappointment.com, then follow the instructions. You can also use the BHP mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN), which are printed on the front of this proxy form. If you hold shares through CREST you may appoint a proxy or proxies through the CREST electronic proxy appointment service.
Any questions?
If you have any questions on how to complete this proxy form or to obtain additional forms, please call: +44 (0)344 472 7001.
VIA THE INTERNET
BY SMARTPHONE
BY MAIL
IN PERSON
eproxyappointment.com Control Number: 917559
Scan QR Code
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY
United Kingdom
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS13 8AE
United Kingdom

Appointment of Proxy
I/We being a member/s of BHP Group Plc and entitled to attend and vote hereby appoint the Chair of the name of the person (or body corporate) the Plc General Meeting OR you are appointing, if someone other than (mark box with an ‘X’) the Chair of the Plc General Meeting.
Number of shares being voted
or failing attendance at the Plc General Meeting of the person or body corporate named above, or if no person is named, the Chair of the Plc General Meeting, to act generally at the Plc General Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Plc General Meeting to be held at 133 Houndsditch, London EC3A 7BX on Thursday 20 January 2022 at the later of 10.30am (GMT) or the conclusion or adjournment of the Plc Scheme Meeting and at any adjournment thereof.
Please tick here to indicate that this proxy appointment is one of multiple appointments being made.
Please mark (within the box) to indicate your directions
For Against
Vote Withheld
Voting directions to your proxy
Please note: The Board unanimously recommends you vote in favour of all of the resolutions set out below.
1 To approve the Plc Scheme and Unification implementation authorisation
2 To approve the Plc Special Voting Share Buy-back (UK Companies Act approval)
3 To approve the Plc Special Voting Share Buy-back (Class Rights Action)
4 To approve the amendments to Plc’s Articles of Association 5 To approve the change in the status of Plc (Class Rights Action)
THIS FORM MUST BE SIGNED IN ORDER TO BE VALID
PLEASE SIGN HERE
Individual or Shareholder 1
This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.
Shareholder 3
Shareholder 4
Individual/Sole Director and Sole Company Secretary
Director/Company Secretary
Contact Name
Contact Daytime Telephone Date
In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.
sterling 175527B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary